Exhibit 99.1

PRECISION DRILLING CORPORATION

Third Quarter Report for the three and nine months ended September 30, 2026 and 2025

This report is dated October 27, 2026, and contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Net Capital Spending, Working Capital and Total Long-Term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") (TSX:PD; NYSE:PDS) announces its 2026 third quarter results, highlighted by revenue, Adjusted EBITDA and net earnings growth driven by higher activity in Canada and the U.S., with U.S. margins expected to inflect higher in the fourth quarter.

Financial Highlights

•	Revenue increased 15% to $532 million, compared with $462 million in the third quarter of 2025, supported by stronger drilling activity in North America and higher average U.S. day rates, which more than offset lower international results.
•	Adjusted EBITDA(1) increased 6% to $125 million from $118 million in 2025, primarily due to stronger activity in North America, partially offset by higher U.S. rig reactivation costs and lower international margins. Share-based compensation expense was $8 million in the third quarter of 2026 compared to $11 million in 2025.
•	Net earnings attributable to shareholders in the third quarter was $21 million compared with a net loss of $7 million in 2025. This increase was primarily due to higher deferred income tax expense in 2025 related to our U.S. operations, partially offset by $8 million of additional depreciation expense in 2026 resulting from our previously communicated change in useful life estimates.
•	Cash provided by operations during the quarter was $71 million compared to $76 million, allowing for the repurchase of $31 million of common shares.
•	Capital expenditures were $82 million compared to $69 million in the third quarter of 2025. Precision has revised its 2026 capital budget from $265 million to a range of $275 million to $285 million to accommodate long-lead deliveries and a pending upgrade opportunity, which would have multiple rigs contracted through 2029 for a large Canadian producer. Capital spending by spend category(1) is expected to include approximately $172 million for maintenance, infrastructure, and intangibles and $103 million to $113 million for expansion and upgrades.

Operational Highlights

•	Canada averaged 73 active rigs, up 16% compared to 63 active rigs in the third quarter of 2025, in line with higher industry activity(2).
•	Canadian revenue per utilization day was $33,654 compared to $34,193 in 2025. The modest reduction reflects rig mix rather than pricing, as robust heavy oil activity increased utilization of Super Single rigs by 18% year over year.
•	U.S. averaged 43 active rigs, up 19% compared to 36 active rigs in the third quarter of 2025, reflecting our improved customer base and competitive position. This growth outpaced the U.S. industry’s 10% increase in activity.
•	U.S. revenue per utilization day increased to US$33,270 from US$31,040 in the same period last year, driven by higher average day rates and increased technology revenue.
•	Internationally, we had seven active rigs during the quarter, with three in the Kingdom of Saudi Arabia and four in Kuwait, compared with two and five rigs, respectively, in 2025. This change in rig mix and planned rig recertifications, resulting in non-billable days, decreased revenue per utilization day to US$46,304 from US$53,811.
•	Canadian well servicing rig operating hours increased 6% compared to the same quarter in 2025. Higher oil prices drove incremental demand as customers looked to maximize cash flows, while Adjusted EBITDA increased 10%.

(1)	See "FINANCIAL MEASURES AND RATIOS."
(2)	See "SEGMENT REVIEW OF CONTRACT DRILLING SERVICES."

1

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts. Weighted average shares outstanding are stated in thousands.)	2026	2025	% Change	2026	2025	% Change
Revenue	531,652	462,250	15.0	1,510,503	1,365,196	10.6
Adjusted EBITDA(1)	125,116	117,632	6.4	346,118	363,229	(4.7)
Net earnings (loss)	21,286	(6,472)	428.9	38,238	44,962	(15.0)
Net earnings (loss) attributable to shareholders	20,917	(6,761)	409.4	37,098	44,017	(15.7)
Cash provided by operations	70,813	75,869	(6.7)	279,536	286,783	(2.5)

Cash used in investing activities	78,739	61,194	28.7	208,202	154,445	34.8
Capital spending by spend category(1)
Expansion and upgrade	24,015	35,314	(32.0)	84,556	81,617	3.6
Maintenance and infrastructure	58,467	34,012	71.9	139,290	100,447	38.7
Proceeds on sale	(4,822)	(6,200)	(22.2)	(19,122)	(21,794)	(12.3)
Net capital spending(1)	77,660	63,126	23.0	204,724	160,270	27.7

Net earnings (loss) attributable to shareholders per share:
Basic	1.65	(0.51)	423.5	2.89	3.28	(11.9)
Diluted	1.65	(0.51)	423.5	2.89	3.09	(6.5)
Weighted average shares outstanding:
Basic	12,676	13,211	(4.0)	12,845	13,430	(4.4)
Diluted	12,686	13,211	(4.0)	12,854	14,070	(8.6)
(1)	See "FINANCIAL MEASURES AND RATIOS."

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2026	2025	% Change	2026	2025	% Change
Contract drilling rig fleet	184	215	(14.4)	184	215	(14.4)
Drilling rig utilization days:
Canada	6,675	5,766	15.8	19,302	17,026	13.4
U.S.	3,968	3,341	18.8	10,516	9,065	16.0
International	644	644	—	1,892	2,044	(7.4)
Revenue per utilization day:
Canada (Cdn$)	33,654	34,193	(1.6)	34,670	35,695	(2.9)
U.S. (US$)	33,270	31,040	7.2	33,268	31,693	5.0
International (US$)	46,304	53,811	(14.0)	49,433	52,037	(5.0)
Operating costs per utilization day:
Canada (Cdn$)	20,837	21,186	(1.6)	21,017	21,375	(1.7)
U.S. (US$)	25,617	22,340	14.7	25,559	22,709	12.6

Service rig fleet (registered)	150	148	1.4	150	148	1.4
Service rig operating hours	67,071	63,522	5.6	189,944	172,936	9.8

Drilling Activity

	Average for the quarter ended 2025				Average for the quarter ended 2026
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count(1):
Canada	74	50	63	66	79	61	73
U.S.	30	33	36	37	37	35	43
International	8	7	7	7	7	7	7
Total	112	90	106	110	123	103	123
(1)	Average number of drilling rigs working or moving.

2

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2026	December 31, 2025
Working capital(1)	163,850	186,815
Cash	23,177	85,781
Long-term debt	629,116	679,291
Total long-term financial liabilities(1)	698,478	746,944
Total assets	2,765,893	2,726,690
Long-term debt to long-term debt plus equity ratio(1)	0.28	0.30
(1)	See "FINANCIAL MEASURES AND RATIOS."

Summary for the three months ended September 30, 2026:

•	Revenue in the third quarter was $532 million, up $69 million from 2025. Canadian revenue increased by $33 million, as higher oil prices supported increased demand for drilling and well servicing activity. U.S. revenue increased by $42 million, driven by increased rig utilization, higher average day rates and increased technology revenue. These increases were partially offset by lower international results of $6 million due to rig mix and planned rig recertifications resulting in non-billable days.
•	Adjusted EBITDA increased 6% to $125 million from $118 million in the third quarter of 2025, primarily due to stronger activity in North America and share-based compensation expense of $8 million compared to $11 million in 2025. These increases were partially offset by higher U.S. rig reactivation costs, as we reactivated six rigs during the quarter compared to four in 2025 and lower international margins resulting from a change in rig mix and higher international operating expenses due to geopolitical tensions in the Middle East. For additional information on share-based compensation, please refer to "Other Items" later in this report.
•	Net earnings attributable to shareholders was $21 million or $1.65 per share compared to a net loss of $7 million or $0.51 per share for the same period last year. The increase was primarily due to lower income tax expense, as 2025 included a $33 million deferred income tax expense related to the waiving of certain U.S. tax deductions. Net earnings in 2026 included $8 million of additional depreciation expense from the change in useful life estimates effective January 1, 2026. For additional information on depreciation, please refer to "Other Items" later in this report.
•	Cash provided by operations was $71 million in the third quarter of 2026. During the quarter, the Company repurchased 269,331 shares for $31 million. Precision ended the quarter with $23 million of cash and more than $460 million in available liquidity.
•	In Canada, our operating margin(1) was $12,817 compared to $13,007 in the same period last year, primarily due to a higher Super Single rig mix, as robust heavy oil activity increased utilization of these rigs 18% year over year.
•	In the U.S., our operating margin was US$7,653, down from US$8,700 in 2025. Although revenue increased by 29% during the quarter, margins were impacted by higher rig reactivations. Reactivation costs averaged US$2,125 per utilization day as we reactivated six rigs and positioned the business to support higher activity levels, compared with US$502 per utilization day in 2025 when four rigs were reactivated.
•	Internationally, we had seven active rigs during the quarter, with three in Saudi Arabia and four in Kuwait, compared with two and five rigs, respectively, in the third quarter of 2025. Revenue per utilization day decreased to US$46,304 from US$53,811 in the same period last year primarily due to the change in rig mix and planned rig recertifications that resulted in non-billable utilization days. As a result, revenue decreased to US$30 million in the third quarter of 2026 compared to US$35 million in 2025.
•	Completion and Production Services revenue was $81 million, an increase of $6 million compared with 2025, primarily due to stronger customer demand for well services and surface rental equipment driven by higher oil prices. Adjusted EBITDA was $21 million, representing 26%(2) of revenue, consistent with the third quarter of 2025.
•	Capital expenditures were $82 million compared to $69 million in the third quarter of 2025 and included $58 million for maintenance of existing assets and infrastructure, driven by higher activity, and $24 million for upgrades(2) due to increased customer demand.
(1)	Defined as revenue per utilization day less operating costs per utilization day.
(2)	See "FINANCIAL MEASURES AND RATIOS."

Summary for the nine months ended September 30, 2026:

•	Revenue for the first nine months of 2026 was $1,511 million, an increase of $145 million from the same period in 2025. Canadian revenue increased by $83 million due to higher drilling, well servicing and drilling related rentals activity, while U.S. revenue increased by $82 million due to improved drilling activity and higher average day rates. These increases were partially offset by lower international drilling revenue.

3

•	Adjusted EBITDA decreased 5% to $346 million from $363 million in 2025, primarily due to lower upfront capital payments in Canada, increased operating costs in the U.S. and internationally and higher share-based compensation expense as our share price appreciated 16% during the first nine months of 2026. For additional information on share-based compensation, please refer to "Other Items" later in this report.
•	Net earnings attributable to shareholders was $37 million or $2.89 per share, compared to $44 million or $3.28 per share, in the same period last year. The decrease in net earnings was primarily due to the impact of lower EBITDA results and increased depreciation expense of $30 million from the change in useful life estimates, partially offset by higher deferred income tax expense related to our U.S. operations in 2025. For additional information on depreciation, please refer to "Other Items" later in this report.
•	General and administrative expenses were $99 million compared to $85 million in the first nine months of 2025, with the increase primarily due to higher share-based compensation expense and international restructuring costs.
•	Cash provided by operations was $280 million and the Company repurchased 405,621 shares for $47 million and reduced long-term debt by $75 million.
•	Capital expenditures were $224 million compared to $182 million in the first nine months of 2025 and included $139 million for the maintenance of existing assets and infrastructure, driven by higher activity, and $85 million for customer-driven upgrades.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. We work toward this vision by defining and measuring our results against strategic priorities that we establish at the beginning of every year.

Precision’s 2026 strategic priorities and the progress made during the third quarter are summarized below.

1.	Drive revenue growth and deepen customer relationships through contracted upgrades, continuous operational excellence, and by leveraging our performance-driven technology as a key competitive differentiator.
•	Grew rig utilization 16% in Canada and 19% in the U.S. year over year, outpacing industry activity in each region.
•	Increased rig day rate pricing in the U.S. compared to the previous quarter and the third quarter of 2025.
•	Strengthened our U.S. customer base, increasing the number of drilling rigs working for major producers.

2.	Maximize free cash flow through strategic capital deployment and sustained cost discipline.
•	Generated cash from operations of $71 million, allowing Precision to buy back shares and reinvest in high-return fleet upgrades to meet customer demand.
•	Reactivated six rigs in the U.S., to meet customer demand and position Precision for future growth opportunities.
•	Annual capital budget of between $275 million to $285 million, includes strategic customer upgrades to 25 drilling rigs across Canada and the U.S., backed by long-term contracts.

3.	Enhance shareholder returns by reducing debt by $100 million in 2026 and allocating up to 50% of free cash flow, before debt repayments, directly to shareholders.
•	Returned $31 million to shareholders by repurchasing 269,331 shares during the quarter. Year to date, we have repurchased $47 million of shares and remain committed to our annual guidance target.
•	As of September 30, 2026, we have reduced debt by $75 million during the year and continue to target a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times.
•	Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027, having reduced our debt by $610 million since the beginning of 2022.
(1)	See "FINANCIAL MEASURES AND RATIOS."

OUTLOOK

Ongoing geopolitical uncertainty and relatively tight global crude oil inventories have reinforced the importance of secure and reliable energy supply, supporting constructive oil prices and customer investment confidence. While customers remain focused on capital discipline and financial returns, we continue to see sustained demand for high-performance drilling rigs and well service equipment. Assuming commodity prices remain supportive and market conditions do not materially change, we expect North American drilling and completion activity to remain resilient and broadly consistent with current levels through the remainder of the year with growth potential emerging early in 2027.

4

In Canada, favorable heavy oil and condensate prices continue to support producer economics and steady upstream investment across oil and natural gas formations. Demand for our Super Series rigs remains robust, and we expect near full utilization of this rig class during the winter drilling season.

In the U.S., oil-directed drilling activity has continued to strengthen, with the oil rig count increasing since May and industry expectations pointing to further growth over the next 12 months. We have increased our oil-weighted activity while maintaining a strong position in key natural gas basins, including the Haynesville and Marcellus. We see opportunities for incremental activity as market conditions improve, while remaining focused on deepening customer relationships and strengthening margins.

Internationally, our crews continue to safely deliver services to our customers despite minor activity disruptions and incremental costs related to the Middle East tensions. We have seven active rigs, including four in Kuwait and three in the Kingdom of Saudi Arabia, all under five-year term contracts extending into 2027 and 2028. We expect our idle rig in Kuwait to return to work in mid-2027 under a five-year contract, following planned recertifications and upgrades. Crew-related operating costs are expected to remain elevated while regional tensions persist. We continue to pursue opportunities for our one idle international rig.

As Canada's premier well service provider, we remain optimistic about the long-term outlook for our Completion and Production Services business. We expect demand to remain strong through early 2027, supported by favorable commodity prices and egress capacity, as producers continue to focus on cash flow generation. Our High Performance, High Value service offering continues to support customer demand. Our growing drilling and service rentals businesses are delivering incremental year-over-year revenue and profitable growth, while strengthening our differentiated, full-service offering to customers. We see opportunities for continued growth in this part of the business.

Overall, our outlook for the remainder of the year and into 2027 remains constructive. For the fourth quarter, our operating margins in Canada are expected to remain consistent to our reported margins in the fourth quarter of 2025, averaging between $13,500 and $14,500 per utilization day. In the U.S., we expect a step change in operating margins as the pace of our rig reactivations slows, with operating margins averaging between US$9,500 and US$10,500 per utilization day.

We remain committed to shareholder returns and expect to achieve our $100 million debt repayment target for the year while continuing to actively repurchase shares in the fourth quarter, building on the $47 million of buybacks completed to date.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as of October 27, 2026. For the quarter ending after September 30, 2026, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at October 27, 2026	Average for the quarter ended 2025				Average	Average for the quarter ended 2026				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2025	Mar. 31	June 30	Sept. 30	Dec. 31	2026
Average rigs under term contract:
Canada	20	18	16	21	19	21	19	28	28	24
U.S.	16	16	17	17	17	15	15	19	18	17
International	8	7	7	7	7	7	7	7	7	7
Total	44	41	40	45	43	43	41	54	53	48

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250-300 utilization days per rig year. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

5

Capital Spending and Free Cash Flow Allocation

Precision has revised its 2026 capital budget from $265 million to a range of $275 million to $285 million to accommodate long-lead deliveries and a pending upgrade opportunity, which would have multiple rigs contracted through 2029 for a large Canadian producer. Capital spending by spend category(1) is expected to include approximately $172 million for maintenance, infrastructure, and intangibles and $103 million to $113 million for expansion and upgrades. We expect to spend approximately $252 million to $262 million in the Contract Drilling Services segment, $17 million in the Completion and Production Services segment and $6 million in the Corporate and Other segment. At September 30, 2026, Precision had capital commitments of $143 million, with payments expected through 2028.

We remain committed to our 2026 debt reduction plan, reducing debt by $100 million and positioning us near our long-term target and sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times. In 2026, we intend to allocate up to 50% of free cash flow before debt repayments to share repurchases.

(1)	See "FINANCIAL MEASURES AND RATIOS."

Commodity Prices

Third quarter average West Texas Intermediate and Western Canadian Select oil prices increased by 32% and 35%, respectively, compared with the same period last year, as ongoing geopolitical tensions in the Middle East continued to support higher oil prices. The average AECO natural gas price increased by 146%, supported by stronger natural gas demand and increased export capacity from the ramp-up of LNG Canada, while the average Henry Hub natural gas price decreased by 6% compared with the same period last year.

	For the three months ended September 30,		Year ended December 31,
	2026	2025	2025
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	85.89	64.93	64.81
Western Canadian Select (per barrel) (CDN$)	100.92	74.95	75.28
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.89	3.07	3.63
Canada
AECO (per MMBtu) (CDN$)	1.50	0.61	1.69

Source: Sproule Escalated Price Forecast as of September 30, 2026.

6

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment; and Completion and Production Services, which includes our service rigs, oilfield equipment rental, and camp services.

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2026	2025	% Change	2026	2025	% Change
Revenue
Contract Drilling Services	454,190	390,943	16.2	1,293,043	1,165,752	10.9
Completion and Production Services	80,785	74,612	8.3	226,348	207,878	8.9
Inter-segment eliminations	(3,323)	(3,305)	0.5	(8,888)	(8,434)	5.4
	531,652	462,250	15.0	1,510,503	1,365,196	10.6
Adjusted EBITDA:(1)
Contract Drilling Services	121,470	116,860	3.9	349,147	364,298	(4.2)
Completion and Production Services	21,221	19,271	10.1	52,476	46,693	12.4
Corporate and Other	(17,575)	(18,499)	(5.0)	(55,505)	(47,762)	16.2
	125,116	117,632	6.4	346,118	363,229	(4.7)
Depreciation and amortization	82,586	79,487	3.9	249,594	229,381	8.8
Gain on asset disposals	(2,950)	(3,454)	(14.6)	(5,130)	(12,751)	(59.8)
Foreign exchange	246	717	(65.7)	1,031	(533)	(293.4)
Finance charges	12,433	13,751	(9.6)	37,090	44,368	(16.4)
(Gain) loss on investments and other assets	120	(94)	(227.7)	650	1,531	(57.5)
Net earnings before income tax	32,681	27,225	20.0	62,883	101,233	(37.9)
Income taxes	11,395	33,697	(66.2)	24,645	56,271	(56.2)
Net earnings (loss)	21,286	(6,472)	428.9	38,238	44,962	15.0
Non-controlling interest	369	289	27.7	1,140	945	20.6
Net earnings (loss) attributable to shareholders	20,917	(6,761)	409.4	37,098	44,017	15.7
(1)	See "FINANCIAL MEASURES AND RATIOS."

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change	2026	2025	% Change
Revenue	454,190	390,943	16.2	1,293,043	1,165,752	10.9
Expenses:
Operating	322,211	264,300	21.9	908,240	771,160	17.8
General and administrative	10,509	9,783	7.4	35,656	30,294	17.7
Adjusted EBITDA(1)	121,470	116,860	3.9	349,147	364,298	(4.2)
Adjusted EBITDA as a percentage of revenue(1)	26.7%	29.9%		27.0%	31.3%
(1)	See "FINANCIAL MEASURES AND RATIOS."

Canadian onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	199	74	214
June 30	61	147	50	127
September 30	73	203	63	176
Year to date average	71	183	62	172
(1)	Canadian operations only.
(2)	Source: Baker Hughes rig counts.

United States onshore drilling statistics:(1)	2026		2025
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	37	530	30	572
June 30	35	538	33	556
September 30	43	575	36	525
Year to date average	38	548	33	551
(1)	United States lower 48 operations only.
(2)	Source: Baker Hughes rig counts.

7

Revenue from Contract Drilling Services was $454 million compared to $391 million in the third quarter of 2025, due to increased drilling rig activity in North America, offset in part by lower international results. Precision's Canada and U.S. drilling rig utilization days increased by 16% and 19%, respectively. U.S. revenue per utilization day increased 7% due to higher average day rates and technology revenue. International revenue decreased by 14%, primarily due to lower revenue per utilization day of US$46,304 compared with US$53,811 in the same period last year, reflecting a change in rig mix and planned rig recertifications that resulted in non-billable utilization days.

Operating expenses increased 22% in 2026 compared with the third quarter of 2025, primarily related to 17% increase in drilling activity in North America, additional U.S. rig reactivations and higher international operating expenses, partially offset by changes in rig mix in Canada. In the U.S., rig reactivation costs averaged US$2,125 per utilization day as we reactivated six rigs and positioned the business to support higher activity levels, compared with US$502 per utilization day in 2025 when four rigs were reactivated. Internationally, operating expenses increased due to a change in rig mix and incremental costs associated with the geopolitical tensions in the Middle East.

Adjusted EBITDA was $121 million for the quarter and represented 27% of revenue compared to 30% in 2025.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2026	2025	% Change	2026	2025	% Change
Revenue	80,785	74,612	8.3	226,348	207,878	8.9
Expenses:
Operating	56,804	52,832	7.5	165,992	153,914	7.8
General and administrative	2,760	2,509	10.0	7,880	7,271	8.4
Adjusted EBITDA(1)	21,221	19,271	10.1	52,476	46,693	12.4
Adjusted EBITDA as a percentage of revenue(1)	26.3%	25.8%		23.2%	22.5%
Well servicing statistics:
Number of service rigs (registered)	150	148	1.4	150	148	1.4
Service rig operating hours	67,071	63,522	5.6	189,944	172,936	9.8
(1)	See "FINANCIAL MEASURES AND RATIOS."

Completion and Production Services revenue was $81 million in the third quarter of 2026, compared to $75 million in the same period of 2025. The increase was primarily due to 18% higher drilling-related rental activity and 6% higher well servicing activity. Higher oil prices drove incremental demand as customers looked to maximize cash flows.

Adjusted EBITDA increased 10% to $21 million in the third quarter of 2026, driven by higher drilling-related rental and well servicing revenue and lower start-up costs as more rigs worked continuously throughout the quarter.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $18 million, largely consistent with the third quarter of 2025.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2025 Annual Report.

8

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Cash settled share-based incentive plans	5,794	9,285	18,198	12,350
Equity settled share-based incentive plans	1,760	1,544	6,677	5,521
Total share-based incentive compensation plan expense	7,554	10,829	24,875	17,871

Allocated:
Operating	1,690	2,308	5,933	4,690
General and administrative	5,864	8,521	18,942	13,182
	7,554	10,829	24,875	17,872

Our cash-settled share-based compensation expense for the quarter was $6 million compared with an expense of $9 million in 2025. The expense in the third quarter of 2026 was primarily due to our share price appreciating 5%, compared with 22% in the third quarter of 2025.

During the first quarters of 2025 and 2026, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives that were aligned with our annual compensation framework. These issuances resulted in an equity-settled share-based compensation expense of $2 million in the third quarter of both 2026 and 2025. As of September 30, 2026, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Contingencies

In the 2018 to 2023 tax years, Precision deducted certain intercompany dividends received in connection with a preferred share financing. In late July 2026, Precision received a Notice of Reassessment (NOR) from the Canada Revenue Agency (CRA) relating to its 2018 tax year, denying the deduction of such intercompany dividends. In addition to the 2018 NOR, Precision received a proposal from the CRA for the 2019 to 2022 tax years on the same basis, but no reassessments have been received at this time.

Precision will file a Notice of Objection to the 2018 NOR and intends to vigorously contest the 2018 NOR as well as any additional reassessments that may be issued by the CRA in respect of the intercompany dividends received. The Company and its tax advisors reaffirm that the Company’s tax filing position is appropriate. As such, Precision has not recognized a liability in its unaudited interim consolidated financial statements with respect to the reassessment.

Due to existing tax pools, the CRA’s reassessment of the 2018 tax year and anticipated reassessments of the 2019 to 2023 tax years are not expected to impact taxes payable until the 2024 to 2027 tax years. Additional notices of reassessment for the subsequent tax years are expected to be issued over the next 24 months. If it is ultimately determined that the Company is not entitled to deduct the intercompany dividends, we estimate a maximum tax liability of approximately $155 million, excluding interest.

Once reassessments are issued, Precision will be required to pay 50% of the assessed tax liability and interest, until the issue has been resolved. If Precision is ultimately successful in defending its position, then any taxes and interest paid to the CRA will be refunded plus interest, and if the CRA is successful then any remaining taxes and interest payable will have to be remitted by Precision.

Depreciation

In 2025, we reviewed our drilling rig equipment and revised the estimated useful life of drill pipe, effective January 1, 2026, as more complex drilling programs have reduced the useful life of this asset class. This revision resulted in additional depreciation expense of $8 million in the third quarter of 2026 and $30 million year to date.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

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Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on upgrade or expansion capital projects provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	US$46 million drawn with US$60 million in outstanding letters of credit	General corporate purposes	October 31, 2028(1)
Operating facilities (secured)
$40 million	Undrawn, except $4 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$18 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$43 million will expire on June 28, 2027.

As of September 30, 2026, we had a total of $635 million outstanding under our Senior Credit Facility and unsecured senior notes as compared with $687 million at December 31, 2025. The current blended cash interest cost of our debt is approximately 6.7%.

Senior Credit Facility

Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

Covenants

As at September 30, 2026, we were in compliance with the covenants of our Senior Credit Facility.

	Covenant	At September 30, 2026
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	< 2.50	0.14
Consolidated covenant EBITDA to consolidated interest expense	> 2.50	10.27
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchange rates.

	For the three months ended September 30,		For the nine months ended September 30,		At December 31,
	2026	2025	2026	2025	2025
Canada-U.S. foreign exchange rates
Average	1.40	1.38	1.39	1.40	—
Closing	1.42	1.39	1.42	1.39	1.37

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Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

Outstanding share data

As of October 27, 2026, we had 12,538,736 common shares, 115,065 Deferred Share Units (DSUs), and 140,521 equity-based awards outstanding.

The outstanding DSUs were granted under the old DSU Plan, the 2012 DSU Plan and the 2024 DSU Plan and assume settlement of each DSU for one common share.

The outstanding equity-based awards consist of Restricted Share Units (RSUs) and Performance Share Units (PSUs) which may be settled through the issuance of common shares from treasury. As of October 27, 2026, all 140,521 equity-based awards outstanding were Executive RSUs and assume settlement of each Executive RSU for one common share.

Our DSU, PSU and RSU Plans are governed by our Omnibus Equity Incentive Plan (the Omnibus Plan). More information about the Omnibus Plan can be found in our Management Information Circular, available on our website and on SEDAR+ (www.sedarplus.ca).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2025	2026
Quarters ended	December 31	March 31	June 30	September 30
Revenue	478,508	526,051	452,800	531,652
Adjusted EBITDA(1)	126,386	123,947	97,055	125,116
Net earnings (loss) attributable to shareholders	(42,175)	17,376	(1,195)	20,917
Net earnings (loss) attributable to shareholders per basic share	(3.23)	1.34	(0.09)	1.65
Net earnings (loss) attributable to shareholders per diluted share	(3.23)	1.34	(0.52)	1.65
Cash provided by operations	126,114	63,154	145,569	70,813

(Stated in thousands of Canadian dollars, except per share amounts)	2024	2025
Quarters ended	December 31	March 31	June 30	September 30
Revenue	468,171	496,331	406,615	462,250
Adjusted EBITDA(1)	120,526	137,497	108,100	117,632
Net earnings attributable to shareholders	14,795	34,511	16,267	(6,761)
Net earnings attributable to shareholders per basic share	1.06	2.52	1.21	(0.51)
Net earnings attributable to shareholders per diluted share	1.06	2.20	1.07	(0.51)
Cash provided by operations	162,791	63,419	147,495	75,869

(1) See "FINANCIAL MEASURES AND RATIOS."

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2025 Annual Report.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2026, Precision has prospectively adopted Amendments to the Classification and Measurement of Financial Instruments, as issued May 2024. The amendments relate to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments. The amendments clarify the timing of recognition and derecognition of financial assets and liabilities. The amendments require opening balances of financial assets, financial liabilities, and retained earnings be adjusted to recognize the effect of the initial application if retrospective application is not selected. The initial application did not result in a material impact to the financial statements.

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ACCOUNTING STANDARDS AND AMENDMENTS NOT YET EFFECTIVE

IFRS 18 Presentation and Disclosure in Financial Statements will replace IAS 1 Presentation of Financial Statements and is effective for annual reporting periods beginning on or after January 1, 2027.

Precision has substantially completed its assessment of IFRS 18 and is finalizing the related implementation, processes and controls. IFRS 18 is expected to change the presentation and disclosure of the Company’s financial performance but is not expected to change the recognition or measurement of transactions or the Company’s net earnings.

Precision will classify all income and expenses into five categories in the consolidated statement of net earnings, namely the operating, investing, financing, discontinued operations and income tax categories. Precision expects to continue presenting operating expenses using a combination of function and nature. Where required under IFRS 18, additional disclosures will be provided in the notes to the financial statements for specified expenses by nature included within operating expense line items presented by function. Foreign exchange gains and losses will generally be classified in the same category as the income or expenses arising from the underlying items. Within the consolidated statement of net earnings, the newly defined subtotals of operating profit and profit before financing and income taxes will be presented. Net earnings are not expected to change.

IFRS 18 also amends the consolidated statement of cash flows. The Company expects to use operating profit as the starting point for presenting operating cash flows under the indirect method. Specific cash flows will be moved between the operating, investing and financing categories, as required under the new standard.

Certain financial statement captions within the consolidated statement of financial position and the notes to the financial statements will be further aggregated or disaggregated to reflect the requirements of IFRS 18 and labels of ‘other’ will be more accurately defined or balances will be disaggregated.

Precision expects some metrics to meet the definition of management-defined performance measures and, accordingly, to provide the required explanations and reconciliation in a single note to the financial statements.

The standard will be applied retrospectively and requires comparative information to be restated. The Company is finalizing the detailed presentation, comparative information and disclosures that will be included in its consolidated financial statements upon adoption.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at December 31, 2025, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), were effective to ensure that information required to be disclosed by the Company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of September 30, 2026, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management will continue to periodically evaluate the Company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, (gain) loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss) and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Adjusted EBITDA by segment:
Contract Drilling Services	121,470	116,860	349,147	364,298
Completion and Production Services	21,221	19,271	52,476	46,693
Corporate and Other	(17,575)	(18,499)	(55,505)	(47,762)
Adjusted EBITDA	125,116	117,632	346,118	363,229
Depreciation and amortization	82,586	79,487	249,594	229,381
Gain on asset disposals	(2,950)	(3,454)	(5,130)	(12,751)
Foreign exchange	246	717	1,031	(533)
Finance charges	12,433	13,751	37,090	44,368
(Gain) loss on investments and other assets	120	(94)	650	1,531
Income taxes	11,395	33,697	24,645	56,271
Net earnings (loss)	21,286	(6,472)	38,238	44,962
Non-controlling interest	369	289	1,140	945
Net earnings (loss) attributable to shareholders	20,917	(6,761)	37,098	44,017

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2026	2025	2026	2025
Capital spending by spend category
Expansion and upgrade	24,015	35,314	84,556	81,617
Maintenance and infrastructure	58,467	34,012	139,290	100,447
Capital expenditures	82,482	69,326	223,846	182,064
Proceeds on sale of property, plant and equipment	(4,822)	(6,200)	(19,122)	(21,794)
Net capital spending	77,660	63,126	204,724	160,270
Proceeds from sale of investments and other assets	—	—	(400)	—
Purchase of investments and other assets	—	10	698	21
Receipt of finance lease payments	(253)	(209)	(756)	(626)
Changes in non-cash working capital balances	1,332	(1,733)	3,936	(5,220)
Cash used in investing activities	78,739	61,194	208,202	154,445

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Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Current assets	502,632	486,915
Current liabilities	(338,782)	(300,100)
Working capital	163,850	186,815

Total Long-Term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2026	2025
Total non-current liabilities	814,605	837,707
Deferred tax liabilities	(116,127)	(90,763)
Total long-term financial liabilities	698,478	746,944

Non-GAAP Ratios
We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings (Loss), provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt plus current portion of long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures
We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.
Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade or maintenance and infrastructure.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

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In particular, forward-looking information and statements include, but are not limited to, the following:

•	our 2026 strategic priorities;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2026 and beyond;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2026;
•	the average number of term contracts in place for 2026;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions; and
•	potential commercial opportunities and rig contract renewals.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	continued market demand for our drilling rigs;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending;
•	the general stability of the economic and political environments in the jurisdictions where we operate in; and
•	anticipated rig utilization, operating margins, active rig counts and customer activity levels.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive disadvantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the physical, regulatory and transition impacts of climate change;
•	the impact of weather and seasonal conditions on operations and facilities;
•	the impact of tariffs, trade disputes, sanctions, export controls and other trade restrictions;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	geopolitical instability or armed conflicts, including in regions where we operate may impact operations, personnel, logistics, customer activity and commodity markets;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	the impact of inflation and supply chain disruptions;
•	business interruptions related to cybersecurity risks;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, acts of war, social, civil and political unrest in the foreign jurisdictions or regions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results is included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2025, which may be accessed on Precision’s SEDAR+ profile or under Precision’s EDGAR profile. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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